

March 30, 2011

Ronald T. Hundzinski- Principal Accounting Officer
Borgwarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326

> **Re: Borgwarner Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 10, 2011**
> **File No. 001-12162**

Dear Mr. Hundzinski:

We have reviewed your response letter dated March 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   It appears that the proposed disclosures in your response to our prior comment 1 should be revised to include, through tabular or narrative format, the dollar amounts for each significant component within cost of sales. Also, such disclosure should include a discussion explaining the larger period-to-period changes of such amounts. If you disagree, please provide us with a detailed explanation of the reasons that you believe such information is not relevant or useful to your investors. In addition, such disclosure should discuss the dollar amount by which such components impacted each of your reportable segments.

Critical Accounting Estimates, page 41

2.   You indicate that some, but not all, of your products provide a warranty. In this regard, please tell us how your warranty provision compares to the net sales of products that provide a warranty, for each of the periods presented. In addition, provide us with a chart that details your historical warranty trends. Alternatively, you may provide us with your warranty provision analysis. Also, as noted in our prior comment 2, if the decrease in your warranty provision as a percentage of net sales resulted from changes in historical trends, it appears you should expand your disclosure, in future filings, to comply with Item 303(a)(3)(ii).

Note 2. Research and Development Costs, page 66

3.   Please revise future filings to include a discussion similar to the one provided in your response to our prior comment 3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Juan Migone at 202-551-3312 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

                                                Sincerely,

                                                David R. Humphrey
                                                Branch Chief